UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

14 September, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 14 September, 2026, Guardian Metal Resources PLC issued a press release titled “Drilling Results Support Potential Resource Growth.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 14 September, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Drilling Results Support Potential Resource Growth dated 14 September, 2026.

14 September 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

 Tungsten Drilling Results Support Potential Resource Growth at Pilot Mountain

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic exploration and development company focused on tungsten in Nevada, USA, is pleased to announce positive tungsten drilling results from the newly discovered Tremor Zone and the previously untested Good Hope Zone both located on its 100%-owned Pilot Mountain tungsten project (“Pilot Mountain” or the “Project”) in Nevada. The drilling results provide further evidence of the potential to expand the mineralization identified at Pilot Mountain beyond the mineral resources incorporated into the recently completed Pre-Feasibility Study (“PFS”).

The Tremor Zone, a blind tungsten-skarn discovery announced on 4 June 2026, was identified by the Company's in-house technical team while drilling a target adjacent to the tailings storage facility ("TSF") proposed in the recently completed PFS. The drilling results achieved to date have prompted a  relocation of the planned TSF, which requires a revised design but is not expected to materially affect project costs or timeline.¹ Following the receipt of results from the discovery hole PMR26-077, follow-up drilling has been undertaken to test the Tremor Zone's extent along strike and at depth. In parallel, the Company has completed its first-ever drill holes at the Good Hope Zone, one of the Project's at-surface skarn targets that had, until now, remained untested by the Company.

Highlights

■
Extensive tungsten mineralization confirmed over 200m strike distance at the Tremor Zone (north), with mineralization remaining open in multiple directions, providing future potential to supplement the Pilot Mountain mineral resources. Drill results for the Tremor Zone (south) are pending.

■
Tremor Zone (north) significant downhole drill hole intersections included:
o
PM26-088: 64.15m @ 0.20% WO3 from 139.97m, including:
-         14.27m @ 0.34% WO3 from 147.68m;

o
PMR26-078: 15.20m @ 0.28%WO3 from 259.08m;

o
PM26-090: 5.11m @ 0.34% WO3 from 101.19m.

o
PM26-097 intersected several zones of tungsten mineralization, including
-         16.60m @ 0.19% WO3 from 53.23m downhole including 10.77m @ 0.23% WO3 from 59.06m;
-         44.08m @ 0.18% WO3 from 86.03m downhole including 6.17m @ 0.22% WO3 from 86.03m, and also including 10.84m @ 0.27% WO3 from 111.42m; and,
-         6.68m @ 0.23% WO3 from 144.72m.

■
Good Hope Zone drilling returned multiple tungsten drill intersections from near surface, located within 1.1 to 1.3km of the existing Pilot Mountain mineral resource areas. Good Hope downhole drill hole intersections included:
o
GH26-01: 12.95m @ 0.79% WO3 from 12.19m;
o
GH26-02: 13.11m @ 0.42% WO3 from 2.13m. GH26-01 and GH26-02 were twinned holes, with the latter being drilled to recover the upper part of the zone and together they represent a combined apparent thickness of 23 meters which carries an average grade of 0.58% WO3; and,
o
GH26-07: 13.32m @ 0.15% WO3 from 65.84m.

Notes: No Mineral Resource Estimate has been prepared for the Tremor Zone or the Good Hope Zone and further drilling and evaluation will be required to determine their significance to the broader Pilot Mountain Project. Significant mineralized intersections of 5m apparent width at or above the PFS Desert Scheelite and Garnet deposit Mineral Resource Estimate cut-off grade of 0.04% WO3 are summarized in Table 1 and Table 2. Drill collar locations are stated in Table 3 and shown in Figure 1.

Oliver Friesen, CEO of Guardian Metal, commented:

"We have always maintained that Pilot Mountain has significant exploration upside, and these results reinforce the potential to expand tungsten mineralization beyond the mineral resources that underpin our recently completed Pre-Feasibility Study. The Tremor Zone did not form part of the PFS mineral resource, yet drilling continues to highlight meaningful size and scale, with mineralization remaining open in multiple directions. This has been sufficient for us to relocate the proposed TSF and preserve the option to incorporate the Tremor Zone into a future mine plan. At the Good Hope Zone, the first holes ever drilled have returned strong tungsten grades from surface, close to the existing resource areas.

"With numerous exploration targets still to be drill tested, we see potential to add further tungsten resources, subject to further drilling and evaluation, while the DFS, engineering and permitting advance in parallel and at pace as we work to make Pilot Mountain the first new tungsten mine on U.S. soil in over a decade."

Further Details

Tremor Zone

The Tremor Zone is a blind tungsten-skarn discovery that is obscured by alluvial cover with no direct surface outcrop. Mineralization was identified during condemnation drilling completed within an area that was under consideration as a location for the TSF. The initial discovery drillhole, PMR26-077 (reported on 4 June 2026), intersected five distinct zones of tungsten-rich skarn mineralisation.1

To date, 8,140 meters across 37 holes of combined core and reverse circulation (“RC”) drilling targeting the Tremor Zone and other condemnation targets has been completed, with the majority of Tremor Zone assays still pending. Mineralization has been confirmed in two separate areas, the northern and southern Tremor Zones, with drilling to date focused on the northern zone. Within the northern zone, mineralization has been confirmed over ~200m of strike extent and ~190m of dip extent and mineralization remains open in multiple directions. Results are still pending for the southern zone which has been intersected in one hole located 180m south of the northern zone and remains open for extension in multiple directions.

The Tremor Zone is located within a part of the Pilot Mountain Project that is royalty free. While the Tremor Zone was not incorporated into the PFS, the Company has retained flexibility within its infrastructure planning to allow for its potential inclusion in future studies, subject to further drilling and technical evaluation.

Good Hope Zone

The Good Hope Zone is one of the Project's at-surface tungsten skarn zones, which had been identified as offering resource growth potential. Mineralization is exposed in a window below younger Tertiary volcanics and is hosted in east-west striking, gently north-dipping beds of Luning Formation limestone adjacent to a large body of quartz monzonite intrusion, which is the causative intrusive phase across Pilot Mountain. The Good Hope Zone is located ~1.3km north of the Desert Scheelite resource area and ~1.1km east of the Garnet resource area. Mineralization at the Good Hope Zone has been defined over a strike length of ~100m starting from surface and down dip for ~65 meters. Mineralization is bound on the west by post-mineral faulting, which opens exploration and expansion potential seeking the offset portion of the zone.

The inaugural drill programme at the Good Hope Zone comprised 1,682m of combined core and RC drilling across 13 holes. Results confirm near surface high-grade mineralization and the potential to add new mineral resources in the future.

Assay Results and Collar Table

Table 1: Tremor Zone Significant Downhole Intersections

Drillhole ID	From (m)	To (m)	Length (m)	WO3 (%)	Zn (%)	Ag (ppm)	Cu (%)
PMR26-078	259.08	274.32	15.20	0.28	0.06	16.74	0.01
PMR26-079	251.46	259.08	7.60	0.13	0.47	86.32	0.02
PM26-088	139.97	204.12	64.15	0.20	0.32	3.76	0.08
incl	147.68	161.95	14.27	0.34	0.59	5.09	0.08
PM26-090	101.19	106.30	5.11	0.34	0.74	153.31	0.76
and	129.24	139.00	9.75	0.12	0.38	25.45	0.01
and	144.54	162.00	17.46	0.07	0.18	0.81	0.01
incl	147.41	155.05	7.64	0.10	0.24	0.63	0.01
PM26-097	53.23	69.83	16.60	0.19	2.09	16.90	0.12
incl	59.06	69.83	10.77	0.23	3.12	23.76	0.15
and	86.03	130.31	44.08	0.18	0.40	57.23	0.03
incl	86.03	92.20	6.17	0.22	0.51	203.87	0.01
and incl	111.42	122.26	10.84	0.27	0.92	3.79	0.05
and	144.72	151.40	6.68	0.23	0.06	10.53	0.57
Note: Only material intercepts of at least 5m apparent width at the PFS resource cut-off grade of >0.04% WO3 are included. Weighted composite grades based on MSA Labs certified assay results from analytical method codes: ICP-230; WRX-4W; ICA-6Ag;  ICF-6Zn and ICF-6Cu.

Table 2: Good Hope Zone Significant Downhole Intersections

Drillhole ID	From (m)	To (m)	Length (m)	WO3 (%)	Zn (%)	Ag (ppm)	Cu (%)
GH26-01	12.19	25.14	12.95	0.79	0.49	7.90	0.79
GH26-02*	2.13	15.24	13.11	0.42	0.34	23.17	0.12
GH26-06	64.29	76.05	11.76	0.08	0.49	10.51	0.51
GH26-07	65.84	79.16	13.32	0.15	1.59	4.11	0.14
GH26-08	53.16	61.04	7.88	0.18	1.24	3.52	0.05
Notes: *Re-drill of the upper portion of GH26-01 where no core was recovered. Only material intercepts of at least 5m apparent width at the PFS resource cut-off grade of >0.04% WO3 are included. Weighted composite grades based on MSA Labs certified assay results from analytical method codes: ICP-230; WRX-4W; ICA-6Ag; ICF-6Zn and ICF-6Cu.

Holes PMR26-081 through PMR26-087, 091, 093 and 094 totaling 2,200 meters were drilled as condemnation holes to target infrastructure areas and confirmed no additional mineralization was present. PMR26-080, PM26-089, 092, 095 and GH26-03 through 05 and RGH-01 through 03 were Tremor or Good Hope Zone exploration step-out holes totaling 1,999m drilled that did not intercept mineralization above a material grade and thickness cut-off of 5m at 0.04% WO3. PM26-096 intercepted significant visual scheelite mineralization and assays are still pending.

Table 3: Drill Hole Collar Table for Holes with Significant Downhole Intersections

Drillhole ID	Type	Zone	UTM Easting	UTM Northing	Elevation (m)	Azimuth	Dip	Hole Depth (m)
PMR26-078	RC	Tremor	425072	4248157	1853	270	-45	303
PMR26-079	RC	Tremor	425072	4248160	1853	250	-45	303
PM26-088	Core	Tremor	424816	4248146	1883	45	-60	246
PM26-090	Core	Tremor	424818	4248148	1883	135	-50	200
PM26-097	Core	Tremor	424949	4248124	1866	265	-50	263
GH26-01	Core	Good Hope	423941	4249670	1962	0	-90	97
GH26-02	Core	Good Hope	423940	4249670	1962	0	-90	15
GH26-06	Core	Good Hope	423941	4249745	1948	230	-45	116
GH26-07	Core	Good Hope	423867	4249696	1973	308	-80	121
GH26-08	Core	Good Hope	423871	4249695	1973	140	-50	124
Notes: UTM Zone 11 WGS84 datum. RC = Reverse Circulation Drill Hole. Core = Diamond Core Drill Hole

Quality Control and Assurance

All samples were submitted to MSA Labs (MSA) of Elko, Nevada which is an ISO9001 and ISO/IEC 17025 accredited laboratory. Samples were analyzed using method ICP-230, with any samples returning >450 ppm W being re-run using lithium borate fusion XRF analyses method. Guardian Metal’s QA/QC program includes regular insertion of standards, duplicates and blanks into the sample stream with stringent review of all results.

424000
426000
N
GUARDIAN
METAL RESOURCES
0
500
1,000 m
4250000
Garnet Pit
Good Hope
WRSF
Gunmetal
Desert Scheelite Pit
Tremor Zone
4248000
4246000
Revised TSF Location
Drill Collars
Drill Traces
Mineralized Intercepts
Quartz Monzonite Contact

Figure 1: Map of Drill Holes Showing Planned PFS Pits, Mine Infrastructure, Waste Rock Storage Facility and Revised Tailings Storage Facility Locations

Figure Notes: Garnet Pit and Desert Scheelite Pit outlines represent the extents of the planned open pits modelled in the recent Pre-Feasibility Study. WRSF = Waste Rock Storage Facility. TSF = Tailings Storage Facility.

References

1 Company announcement, Discovery of Tremor Zone at Pilot Mountain Tungsten Project, dated 4 June 2026
( https://polaris.brighterir.com/public/guardian_metal_resources/news/rns/story/xlnlypw )

2 Company announcement, U.S. Department of Defense Awards US$6.2M to Golden Metal Resources for the Pilot Mountain Project, dated 23 July 2025
( https://polaris.brighterir.com/public/guardian_metal_resources/news/rns/story/wvm0n3w )

COMPETENT PERSON STATEMENT

The technical information contained in this disclosure has been read and approved by Mr Nicholas O'Reilly (MSc, DIC, MIMMM QMR, MAusIMM, FGS), who is a qualified geologist and acts as the Competent Person under the AIM Rules - Note for Mining and Oil & Gas Companies. Mr O'Reilly is a Principal consultant working for Mining Analyst Consulting Ltd which has been retained by Guardian Metal Resources plc to provide technical support.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). The Directors of the Company are responsible for this announcement.

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal’s or any third party’s ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company’s filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Eliza Logan	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS.2 The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.
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